Adorys Velazquez  avelazquez@velaw.com

Tel 212.237.0036  Fax 917.849.5352

December 21, 2011

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP
Amendment No. 2 to Registration Statement on Form S-1
Filed November 10, 2011
File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 2 to the Registration Statement, filed with the Commission on November 10, 2011 (“Amendment No. 2”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2011 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment. In addition, materials in response to Comment 4 in the Staff’s letter dated August 22, 2011 (the “August Comment Letter”) are being provided, on a supplemental basis, in a letter to the Commission on the date hereof (the “Supplemental Letter”).

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission December 21, 2011 Page 2

Amendment No. 2 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1, 2, 4, 8, and 15 from our letter dated August 22, 2011. We also remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

Response: The Registrant acknowledges the Staff’s comment. Set forth below are updated responses to the noted comments from the August Comment Letter.

•

Comment 1 — The Registration Statement has been revised to include the required information regarding the Registrant’s independent directors and board committee composition. Please see pages 148, 149 and 151 of Amendment No. 3.

•

Comment 2 — The Registrant notes that it has previously filed, or filed with Amendment No. 3, all exhibits listed in the exhibit index on page II-2 and II-5 of Amendment No. 3. The Registrant will fill in all blanks other than those allowed by Rule 430A, including information regarding the price range, with sufficient time to allow the Staff to review prior to effectiveness.

•	Comment 4 — The Registrant acknowledges the Staff’s Comment. Please see the Supplemental Letter.

•

Comment 8 — The Registration Statement has been revised to update the tabular disclosure indicating what quarterly distributions would have been for the most recent four fiscal quarters. As requested by the Staff, the Registrant will provide the Staff with quantifications of any shortfalls once all blanks other than those allowed by Rule 430A have been filled into the Registration Statement.

•

Comment 15 — The Registration Statement has been revised to disclose the compensation of non-employee directors for such directors’ board and committee services to the Registrant’s general partner. Please see page 149 of Amendment No. 3.

2. We note your disclosure at page 5 regarding the shortfalls for the quarters ended June 30, 2011 and September 30, 2011, and for the year ended December 31, 2010. Please include such disclosure on your prospectus cover page.

Response:

The Registration Statement has been revised as requested. Please see the prospectus cover page in Amendment No. 3.

Securities and Exchange Commission December 21, 2011 Page 3

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Assumptions and Considerations, page 61

3. Please update your table on page 65 to reflect the most recently available NYMEX forward prices and revise your filing accordingly.

Response:

The Registration Statement has been revised to include the NYMEX forward prices as of December 5, 2011. Please see page 64 of Amendment No. 3.

[The remainder of this page is intentionally left blank.]

Securities and Exchange Commission December 21, 2011 Page 4

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0036 or Catherine Gallagher of the same firm at (202) 639-6544.

Very truly yours,

/s/ Adorys Velazquez
Adorys Velazquez

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Catherine Gallagher (Vinson &Elkins L.L.P.)